Exhibit 99.1

HEPSIBURADA ANNOUNCES COMPLETION OF CAPITAL INCREASE

ISTANBUL, December 29, 2025 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces the completion of the capital increase approved at the Extraordinary General Assembly of Shareholders meeting (the “EGM”) held on November 17, 2025.

Pursuant to the capital increase, the Company received an aggregate amount of TRY 4,171,960,010.85, of which TRY 7,168,458.80 was allocated to the nominal value of the newly issued shares and the remaining TRY 4,164,791,552.05 was allocated to share premium. The full amount of the capital increase has been duly paid in full.

The capital increase was duly registered with the Istanbul Trade Registry and announced at the Trade Registry Gazette on December 23, 2025.

Following the completion of the capital increase, the Company’s registered nominal share capital has been increased to TRY 72,368,116.80.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P).

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfillment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com